Exhibit (a)(1)(iv)

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 3, 2014, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

To Stockholders of Rand Worldwide, Inc.:

Enclosed for your consideration are the Offer to Purchase, dated October 3, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), in connection with the offer by Rand Worldwide, Inc. (“Rand”, “we” or “us”) to purchase for cash up to 27,530,816 shares of the common stock of Rand, $0.01 par value per share, at a price, less any applicable withholding taxes and without interest, of $1.20 per share, on the terms and subject to the conditions of the Offer. Unless the context otherwise requires, all references to the shares shall refer to the common stock of Rand. The last reported sale price for our common stock on September 26, 2014, the last trading day before our intention to make the offer was announced, was $1.15 per share.

We will purchase shares on the terms and subject to the conditions of the Offer, including the proration provisions and “odd lot” provisions contained therein. We will purchase up to 27,530,816 shares pursuant to the Offer. We also reserve the right, in our sole discretion, to increase the number of shares we purchase by an amount that does not exceed 2% of our outstanding shares.

If the number of shares properly tendered is less than or equal to 27,530,816 shares (or such greater number of shares as we may elect to purchase pursuant to the Offer, subject to applicable law and the Offer to Purchase), we will, on the terms and subject to the conditions of the Offer, purchase all shares so tendered.

On the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 27,530,816 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered, we will buy shares first, from all stockholders who own beneficially or of record, an aggregate of fewer than 100 shares (an “Odd Lot Holder”) who properly tender all their shares, and second, on a pro rata basis from all other stockholders who properly tender shares. Shares that are tendered but not purchased because of proration provisions will be returned to the tendering stockholders at our expense promptly after the expiration of the Offer. See Section 6 and Section 7 of the Offer to Purchase.

We believe that the repurchase of shares is consistent with our long-term goal of maximizing stockholder value. Further, we are making the Offer to provide all stockholders liquidity in our common stock, which is not heavily traded. Our largest stockholder, RWWI Holdings, LLC, which is majority-owned by funds affiliated with Ampersand Capital Partners, sold 9,000,000 of shares of its Rand common stock to 3K Limited Partnership (“3K”), an existing stockholder, on September 26, 2014, and has indicated its intention to tender the remainder of its shares (25,232,682) in the Offer, subject to proration.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials. Neither Rand nor its Board of Directors makes any recommendation to stockholders as to whether to tender their shares in the Offer.

The offer will expire at 5:00 P.M., New York City time, on Monday, November 3, 2014, unless the Offer is extended. Questions and requests for assistance may be directed to Georgeson, Inc., the information agent for the offer, at the telephone number and address set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other offer documents from the information agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

Marc L. Dulude
Chairman and Chief Executive Officer